ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

May 30, 2017		Patrick O’Brien T +1 617 951 7527 patrick.obrien@ropesgray.com

CONFIDENTIAL SUBMISSION

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

RE:	Confidential Submission of Zai Lab Limited Registration Statement on Form F-1

Ladies and Gentlemen:

On behalf of Zai Lab Limited, a company organized under the laws of the Cayman Islands (the “Company”), we hereby confidentially submit a draft Registration Statement on Form F-1 (the “Registration Statement”) of the Company pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”), and Section 24(b)(2) of the Securities Exchange Act of 1934 for non-public review by the Staff of the U.S. Securities and Exchange Commission prior to the public filing of the Registration Statement. The Company confirms that as of the date of this letter it is an “emerging growth company,” as defined in Section 2(a)(19) of the Securities Act.

If you have any questions with respect to this confidential submission, please call me at (617) 951-7527.

Sincerely,

/s/ Patrick O’Brien

Patrick O’Brien